UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

1. DATE, TIME AND PLACE: December 14, 2017, at 1 p.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. The Director Mr. Luis Francisco Javier Bastida Ibargüen attended through videoconference from Distrito Telefônica, in Madrid, Spain. The Director Mr. Luiz Fernando Furlan was represented by the Chairman of the Board, Mr. Eduardo Navarro de Carvalho, representing his vote. Also attended the meeting the Finance and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer of the Company, Mr. Breno Rodrigo Pacheco de Oliveira, as the Secretary of the Meeting; the Chief Operating Officer, Mr. Christian Mauad Gebara; and the presenters individually named for the themes below, whose participation was restricted to the time of appreciation of the respective themes.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. AGENDA AND DELIBERATION:

4.1 APPRECIATION OF CHANGING THE METHOD OF MATERIAL FACTS DISCLOSURE BY THE COMPANY AND APPROVAL OF THE NEW MATERIAL FACT DISCLOSURE AND TRADING OF SECURITIES ISSUED BY THE COMPANY POLICY (“DISCLOSURE AND TRADING POLICY” OR “POLICY”): It was presented a proposal of changing the method of disclose the announcements about material acts and facts of the Company, that will be released through the webpage in the world wide web of the newspaper portal of Newspaper Valor Econômico (www.valor.com.br/valorri), in accordance with ICVM 358 (“ICVM 358”), being the referred proposal approved in unanimity by the members of the Board of Directors. In addition to the disclosure in the referred news portal, the disclosure of the acts or material facts will also be posted on the Investor Relations webpage of the Company (www.telefonica.com.br/ir) and by means of an electronic system available on the website of the Brazilian Securities and Exchange Commission (CVM), Securities and Exchange Commission (SEC) and B3 S.A. – Brasil, Bolsa, Balcão. Furthermore, the members of the Board of Directors unanimously and unqualifiedly approved the Company's new Disclosure and Trading Policy, elaborated in accordance with ICVM 358, which will become effective with the wording in Exhibit I of these minutes.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

4.2 DISTRIBUTION OF INTEREST ON OWN CAPITAL: The Board of Directors approved the proposal of distribution of Interest on Own Capital (“IOC”) based on the net profit accounted in the balance sheet of November 30, 2017, in the gross amount of R$ 1,486,638,889.44 (one billion four hundred and eighty six million, six hundred and thirty eight thousand, eight hundred and eighty nine reais, forty four cents), equivalent to R$ 1,263,643,056.02 (one billion, two hundred and sixty three million, six hundred and forty three thousand, fifty six reais, two cents) net of Withholding Income Tax. The Interest on Own Capital per share are equivalent to R$0.82562255904 per common share (R$0.70177917518 net of Withholding Income Tax) and R$0.90818481495 per preferred share (R$0.77195709270 net of Withholding Income Tax).

The IOC shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of December 26, 2017. Until this date, the amounts per share may be subject to future adjustments based on possible acquisitions or dispositions of shares within the Company's Share Buyback Program. After this date, the shares will be considered “ex-Interest on Own Capital”.

The IOC will be imputed to the minimum mandatory dividend of the fiscal year 2017 ad referendum of the General Shareholders Meeting. The payment of such Interest on Own Capital will be carried out before the end of 2018, in a date to be defined by the Company’s Board.

CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up by the Secretary of the Board of Directors, which were approved and signed by the Directors present to the meeting, being transcribed in the proper book. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Members of the Board of Directors: Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Luis Francisco Javier Bastida Ibargüen; Luiz Fernando Furlan – represented by Eduardo Navarro de Carvalho by delegation of vote; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Roberto Oliveira de Lima and Sonia Julia Sulzbeck Villalobos. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 327th meeting of the Board of Directors of Telefônica Brasil S.A., held on December 14, 2017, which was drawn-up in the proper book.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

Breno Rodrigo Pacheco de Oliveira
Secretary

EXHIBIT I

POLÍTICA DE DIVULGAÇÃO DE ATO OU FATO RELEVANTE E DE NEGOCIAÇÃO DE VALORES MOBILIÁRIOS DA TELEFÔNICA BRASIL S.A.

1. Objetivo

1.1. Esta Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários da Telefônica Brasil S.A. (“Política”), elaborada nos termos da ICVM 358 (conforme definido abaixo) e das melhores práticas de mercado, tem por objetivo estabelecer (a) as práticas de divulgação, uso e preservação de sigilo de atos ou fatos relevantes da Companhia, estabelecendo as obrigações e os mecanismos de sua divulgação ao mercado pelas Pessoas Vinculadas (conforme definido abaixo), de modo a assegurar aos investidores a melhor simetria possível na disseminação das informações, (b) estabelecer as condutas, regras, restrições e procedimentos que deverão ser observados pelas Pessoas Vinculadas e pelas Pessoas com Acesso à Informação Relevante (conforme definido abaixo) quando da negociação com Valores Mobiliários da Companhia, de modo a preservar a transparência das negociações e evitar o uso indevido de informações relevantes não divulgadas ao público.

1.2. Os termos e expressões, quando utilizados nesta Política, terão o significado constante abaixo:

“Acionista Controlador”: significa o acionista ou grupo de acionistas que exerça o Controle da Companhia, direta ou indiretamente.

“Administrador(es)”: significam os membros do Conselho de Administração e da diretoria estatuária da Companhia.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

“Ato ou Fato Relevante”: significa (a) qualquer decisão de Acionista Controlador, deliberação da assembleia geral ou dos órgãos de administração da Companhia; ou (b) qualquer outro ato ou fato de caráter político-administrativo, técnico, negocial ou econômico-financeiro ocorrido ou relacionado aos seus negócios que possa influenciar de modo ponderável: (i) na cotação dos Valores Mobiliários da Companhia ou a eles referenciados; (ii) na decisão dos investidores de comprar, vender ou manter os Valores Mobiliários da Companhia; e (iii) na decisão dos investidores de exercer quaisquer direitos inerentes à condição de titular de Valores Mobiliários da Companhia ou a eles referenciados. São exemplos de ato ou fato potencialmente relevante, dentre outros, aqueles discriminados no art. 2º da ICVM 358.

“Bolsa de Valores”: significa a B3 S.A. – Brasil Bolsa Balcão, a Bolsa de Valores de Nova York – New York Stock Exchange – NYSE, bem como quaisquer outras bolsas de valores ou mercados de balcão organizados em que a Companhia tenha valores mobiliários admitidos à negociação, no Brasil ou exterior.

“Companhia”: significa a Telefônica Brasil S.A.

“Conselheiros Fiscais”: significa os membros do conselho fiscal da Companhia, titulares e suplentes.

“Conselho de Administração”: significa o conselho de administração da Companhia.

“Controle”: significa o poder exercido por pessoa, natural ou jurídica, ou pelo grupo de pessoas vinculadas por acordo de voto, ou sob controle comum, que: (a) é titular de direitos de sócio que lhe assegurem, de modo permanente, a maioria dos votos nas deliberações da assembleia geral e o poder de eleger a maioria dos administradores da companhia; e (b) usa efetivamente seu poder para dirigir as atividades sociais e orientar o funcionamento dos órgãos da Companhia.

“CVM”: significa a Comissão de Valores Mobiliários.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

“Diretor de Relações com Investidores”: significa o diretor estatuário da Companhia responsável pela prestação de informações ao público investidor, à CVM, à SEC e à Bolsa de Valores, bem como manter atualizado o registro da Companhia como companhia aberta.

“Ex-administrador”: significa o Administrador que deixar de integrar a administração da Companhia.

“ICVM 358”: significa a Instrução CVM 358, de 3 de janeiro de 2002, conforme alterada, que dispõe sobre a divulgação e uso de informações sobre Ato ou Fato Relevante, bem como sobre a negociação de valores mobiliários, relativos às companhias abertas, na pendência de Ato ou Fato Relevante não divulgado, dentre outras matérias.

“ICVM 400”: significa instrução CVM nº 400, de 29 de dezembro de 2003, conforme alterada, que dispõe sobre as ofertas públicas de distribuição de valores mobiliários, nos mercados primário ou secundário.

“Informação Relevante”: significa todo Ato ou Fato Relevante relativo à Companhia, que ainda não tenha sido divulgado aos órgãos reguladores, Bolsa de Valores e, simultaneamente, aos acionistas e ao público investidor em geral.

“Negociação Relevante” significa o negócio ou o conjunto de negócios por meio do qual a participação direta ou indireta do Acionista Controlador, direto ou indireto, do acionista que eleger membro do Conselho de Administração ou os Conselheiros Fiscais, bem como qualquer pessoa natural ou jurídica, ou grupo de pessoas, agindo em conjunto ou representando um mesmo interesse, ultrapasse, para cima ou para baixo, os patamares de 5% (cinco por cento), 10% (dez por cento), 15% (quinze por cento), e assim sucessivamente, de espécie ou classe de ações de emissão da Companhia.

“Órgãos com Funções Técnicas ou Consultivas”: significam os órgãos da Companhia, criados por disposição estatutária, com funções técnicas ou destinados a aconselhar os Administradores.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

“Pessoa com Acesso a Informação Relevante”: significa qualquer pessoa que, em decorrência de seu cargo, função ou posição na Companhia, sua Controladora, suas Sociedades Controladas ou Coligadas, tenha acesso a qualquer Informação Relevante.

“Pessoas Vinculadas”: significa a própria Companhia, seus Acionistas Controladores, Administradores, Conselheiros Fiscais e os integrantes de quaisquer Órgãos com Funções Técnicas ou Consultivas.

“Pessoas Ligadas”: significam, em relação às Pessoas Vinculadas: (i) o(a) cônjuge de tal pessoa, o qual não esteja separados extra ou judicialmente; (ii) o(a) companheiro(a) de tal pessoa; (iii) o(a) dependente incluído na declaração anual de imposto sobre a renda de tal pessoa; ou (iv) qualquer Sociedade Controlada por tal pessoa.

“Política”: significa esta Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários da Telefônica Brasil S.A.

“SEC”: significa a Comissão de Valores Mobiliários dos Estados Unidos (Securities and Exchange Commission).

“Sociedades Coligadas”: significam as sociedades sobre as quais a Companhia possui influência significativa na administração, sem ter o Controle. Para fins desta definição, considera-se “influência significativa” o poder de participar nas decisões sobre as políticas financeiras, comerciais e operacionais da investida, presumindo-se, ainda, a existência dessa influência quando há a participação de 20% ou mais do capital votante.

“Sociedades Controladas”: significam as sociedades que são Controladas pela Companhia, direta ou indiretamente.

“Termo de Adesão”: significa o termo de adesão constante do Anexo I a esta Política.

“Valores Mobiliários da Companhia”: significam quaisquer ações, debêntures, bônus de subscrição, recibos e diretos de subscrição, notas promissórias, opções de compra ou de venda, índices e derivativos de qualquer espécie ou, ainda, quaisquer outros títulos ou contratos de investimento coletivo de emissão da Companhia que, por determinação legal, sejam considerados valores mobiliários, emitidos pela própria Companhia, ou a eles referenciados.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

2. Abrangência

2.1. As normas e procedimentos desta Política deverão ser observados tanto pelas Pessoas Vinculadas como pelas Pessoas com Acesso à Informação Relevante.

2.2. As Pessoas Vinculadas e as Pessoas com Acesso à Informação Relevante devem firmar o respectivo Termo de Adesão constante do Anexo I à presente Política e na forma da ICVM 358, de modo a aderir aos seus termos, o qual deverá ser arquivado na sede da Companhia enquanto a pessoa com ela mantiver vínculo, e por cinco anos, no mínimo, após o seu desligamento, ressaltando-se que a eventual omissão na assinatura do Termo de Adesão não exime as Pessoas Vinculadas e as Pessoas com Acesso à Informação Relevante do dever de observar a Política, desde que tais pessoas tenham tido acesso ao seu conteúdo.

2.3. A Companhia deverá manter em sua sede, à disposição da CVM, a relação das pessoas que firmarem o Termo de Adesão e respectivas qualificações, indicando cargo ou função, endereço e número de Cadastro de Pessoas Físicas (CPF/MF), a qual será atualizada continuamente pela Companhia. Sempre que houver alterações em seus dados cadastrais, os subscritores do Termo de Adesão deverão comunicar imediatamente à Companhia.

3. Responsabilidades na Comunicação e Divulgação de Informações Relevantes

3.1. São responsabilidades do Diretor de Relações com Investidores:

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

(a)       divulgar e comunicar à CVM, SEC, Bolsas de Valores e ao mercado em geral, simultânea e imediatamente após a sua ciência, qualquer Ato ou Fato Relevante ocorrido ou relacionado aos negócios da Companhia;

(b)       zelar pela ampla e imediata disseminação do Ato ou Fato Relevante, simultaneamente em todas as Bolsas de Valores em que os Valores Mobiliários da Companhia sejam admitidos à negociação;

(c)       prestar esclarecimentos adicionais relativos à comunicação e divulgação do Ato ou Fato Relevante quando exigido pela CVM, SEC ou Bolsas de Valores;

(d)       na hipótese de solicitação de esclarecimentos adicionais à comunicação e à divulgação de Ato ou Fato Relevante pela CVM, SEC ou Bolsas de Valores, ou caso ocorra oscilação atípica na cotação, preço ou quantidade negociada dos Valores Mobiliários da Companhia, inquirir as pessoas com acesso a Informações Relevantes, que deverão imediatamente responder à solicitação do Diretor de Relações com Investidores, com o objetivo de averiguar se estas têm conhecimento de informações que devam ser divulgadas ao mercado e, se for o caso, providenciar a sua imediata divulgação;

(e)       fazer com que a divulgação do Ato ou Fato Relevante preceda ou seja feita simultaneamente à veiculação da informação por qualquer meio de comunicação, inclusive informação à imprensa, ou em reuniões de entidades de classe, investidores, analistas ou com o público selecionado, no país ou no exterior; e

(f)        enviar informações recebidas acerca de eventual Negociação de Administradores e Pessoas Ligadas, nos termos do Item 11 desta Política, bem como de eventual Negociação Relevante, nos termos do Item 12 desta Política, à CVM e às Bolsas de Valores.

3.2. As Pessoas Vinculadas que venham a ter acesso às Informações Relevantes devem comunicar tais informações ao Diretor de Relações com Investidores, e deverão verificar se o Diretor de Relações com Investidores tomou as providências prescritas nesta Política em relação à sua divulgação.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

3.3.        Se as Pessoas Vinculadas constatarem a omissão do Diretor de Relações com Investidores no cumprimento do seu dever de comunicação e divulgação, somente se eximirão de responsabilidade caso comuniquem imediatamente o Ato ou Fato Relevante à CVM e à SEC, conforme o caso.

4.            Divulgação

4.1. O Ato ou Fato Relevante deverá ser enviado à CVM, SEC e Bolsa de Valores, por meio de sistema eletrônico disponível na rede mundial de computadores (Internet) e divulgado simultaneamente por meio (a) de pelo menos, 1 (um) portal de notícias com página na rede mundial de computadores, que disponibilize, em seção disponível para acesso gratuito, a informação em sua integralidade; e (b) da disponibilização da respectiva informação, em teor no mínimo idêntico àquele remetido à CVM e às Bolsas de Valores, na rede mundial de computadores (Internet), no endereço www.telefonica.com.br/ri.

4.1.1. A publicação referida no Item 4.1(a) poderá, a critério do Diretor de Relações com Investidores, ser feita de forma resumida, com a indicação de que a informação completa poderá ser acessada no endereço eletrônico www.telefonica.com.br/ri.

4.1.2. Qualquer alteração nos canais de comunicação utilizados pela Companhia deve ser precedida de (i) atualização desta Política, se necessário; (ii) atualização do formulário cadastral da Companhia; e (iii) divulgação da mudança a ser implementada, na forma até então utilizada pela Companhia para divulgação de seus Atos ou Fatos Relevantes.

4.2. A divulgação e a comunicação de Ato ou Fato Relevante, inclusive de forma resumida mencionada no Item 4.1.1 acima, devem ser feitas de modo objetivo, claro e preciso, em linguagem acessível ao público investidor.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

4.3. A divulgação de Ato ou Fato Relevante deverá ocorrer, sempre que possível, antes do início ou após o encerramento dos negócios nas Bolsas de Valores. Caso os Valores Mobiliários da Companhia sejam admitidos à negociação simultânea em mercados de diferentes países, a divulgação de Ato ou Fato Relevante deverá ser feita, sempre que possível, antes do início ou após o encerramento dos negócios em todos os países, prevalecendo, no caso de incompatibilidade, o horário de funcionamento do mercado brasileiro.

4.4. Caso seja imperativo que a divulgação de Ato ou Fato Relevante ocorra durante o horário de negociação, o Diretor de Relações com Investidores poderá, ao comunicar o Ato ou Fato Relevante, solicitar, sempre simultaneamente às Bolsas de Valores nacionais e estrangeiras, a suspensão da negociação dos Valores Mobiliários da Companhia pelo tempo necessário à adequada disseminação da respectiva informação.

4.5. Toda comunicação de Ato ou Fato Relevante deverá ser vertida para o idioma inglês, simultaneamente à divulgação à CVM, SEC e Bolsas de Valores.

4.6. A Companhia não é obrigada a se manifestar sobre rumores ou especulações originadas no mercado a seu respeito, exceto em situações extremas que impliquem na oscilação atípica na cotação, preço ou quantidade negociada dos Valores Mobiliários da Companhia.

4.7.        Na ocorrência de uma divulgação involuntária ou vazamento de informação relativa a Ato ou Fato Relevante, que ainda não tenha sido divulgado no Brasil ou no exterior, deve ser feita sua divulgação imediata e simultânea.

4.8.        A verificação da ocorrência de Atos ou Fatos Relevantes deverá ter sempre em conta: (i) sua materialidade no contexto das atividades e da dimensão da Companhia, e não isoladamente; (ii) a presença dos critérios de influência ponderável descritos na definição de Ato ou Fato Relevante; (iii) o histórico de divulgação de informações relevantes pela Companhia e não em abstrato, de modo a evitar a banalização das divulgações de Fatos Relevantes em prejuízo da qualidade da análise, pelo mercado, das perspectivas da Companhia.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

4.9.        Quando se tratar de divulgação de informação que não constitua Ato ou Fato Relevante, serão utilizados outros meios de divulgação como os comunicados ao mercado, press-releases ou avisos aos acionistas, conforme o caso.

5.         Exceção à Imediata Divulgação

5.1. As Informações Relevantes podem, excepcionalmente, deixar de serem divulgadas se os Acionistas Controladores ou os Administradores entenderem que sua revelação colocará em risco interesse legítimo da Companhia, devendo obrigatoriamente serem adotados os procedimentos estabelecidos nesta Política com o propósito de garantir o sigilo de tais informações.

5.2. Os Acionistas Controladores ou os Administradores deverão solicitar ao Diretor de Relações com Investidores que divulgue imediatamente Informação Relevante mantida em sigilo na hipótese de a informação escapar ao controle ou se ocorrer oscilação atípica na cotação, preço ou quantidade negociada dos Valores Mobiliários da Companhia.

5.3. Sempre que houver, por parte daqueles que tenham conhecimento de Informação Relevante mantida em sigilo, dúvida quanto à divulgação da informação, poderá a questão ser submetida à CVM, na forma prevista nas normas aplicáveis.

5.3.1. Caso a CVM decida pela divulgação da Informação Relevante, determinará ao interessado ou ao Diretor de Relações com Investidores, conforme o caso, que a comunique imediatamente às Bolsas de Valores e a divulgue nos termos do Item 4 acima.

6.         Sigilo

6.1. As Pessoas Vinculadas e as Pessoas com Acesso à Informação Relevante deverão guardar sigilo das Informações Relevantes a que tenham acesso privilegiado, em razão do cargo ou posição que ocupem, até sua divulgação ao mercado, bem como zelar para que subordinados e terceiros de sua confiança também o façam, respondendo solidariamente com estes pelo descumprimento.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

6.2. Para o propósito de preservação do sigilo a que se refere o Item 6.1 acima, as Pessoas Vinculadas e as Pessoas com Acesso à Informação Relevante deverão observar e zelar pela observância dos seguintes procedimentos, sem prejuízo da adoção de outras medidas que se mostrem apropriadas diante de cada situação concreta:

(a)       divulgar a Informação Relevante estritamente àquelas pessoas que dela imprescindivelmente precisem tomar conhecimento;

(b)       não discutir a Informação Relevante nem os negócios da Companhia na presença de terceiros que dela não tenham conhecimento, ainda que se possa esperar que referido terceiro não possa intuir o significado da conversa;

(c)       não discutir a Informação Relevante em conferências telefônicas nas quais não se possa ter certeza de quem efetivamente são as pessoas que dela estejam participando;

(d)       manter documentos de qualquer espécie referentes à Informação Relevante, inclusive anotações pessoais, em ambiente físico ou digital ao qual tenha acesso apenas pessoas autorizadas a conhecer a informação;

(e)       circular internamente as Informação Relevante apenas às pessoas autorizadas a conhecer a informação, com um indicativo que se trata de informação confidencial;

(f)        sem prejuízo da responsabilidade daquele que estiver transmitindo a Informação Relevante, exigir de terceiro externo à Companhia que precise ter acesso à informação a assinatura de um termo de confidencialidade e um compromisso de não negociar Valores Mobiliários da Companhia utilizando Informação Relevante.

6.3. Sempre que houver dúvida a respeito da consideração de determinada informação como Informação Relevante, deve-se entrar em contato com o Diretor de Relações com Investidores da Companhia a fim de sanar a dúvida.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

7.         Vedações à Negociação

7.1. Exceto se de outra forma previsto nesta Política, as Pessoas Vinculadas e as Pessoas com Acesso à Informação Relevante não poderão realizar, direta ou indiretamente, qualquer tipo de negociação com Valores Mobiliários da Companhia nas seguintes hipóteses:

(a)       quando houver pendência de divulgação de Ato ou Fato Relevante;

(b)       no período de 15 (quinze) dias que anteceder a divulgação de Informações Trimestrais (ITR) e Demonstrações Financeiras Padronizadas (DFP) anuais, ressalvadas as hipóteses previstas na legislação aplicável; e

(c)       quando houver determinação do Diretor de Relações com Investidores, mesmo após a divulgação de Ato ou Fato Relevante, conforme Item 8 abaixo.

7.1.1. A mesma vedação prevista no Item 7.1(a) acima se aplica:

(i)         a quem quer que tenha conhecimento de Informação Relevante, sabendo que se trata de informação ainda não divulgada ao mercado, em especial aqueles que tenham relação comercial, profissional ou de confiança com a Companhia, tais como auditores independentes, analistas de valores mobiliários, consultores e instituições integrantes do sistema de distribuição, devendo, inclusive, assinar um termo de confidencialidade e um compromisso de não negociar Valores Mobiliários utilizando Informação Relevante;

(ii)        em relação aos Ex-administradores que se afastem da administração da Companhia antes da divulgação pública de negócio ou fato iniciado durante seu período de gestão, e por um prazo de 06 (seis) meses após seu afastamento;

(iii) quando existir a intenção de promover incorporação, cisão total ou parcial, fusão, transformação ou reorganização societária envolvendo a Companhia; e

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

(iv) em relação ao(s) Acionista(s) Controlador(es) e Administradores, quando estiver em curso a aquisição ou a alienação de Valores Mobiliários da Companhia pela própria Companhia, suas Sociedades Controladas, sociedades sob Controle comum, Sociedade Coligadas, ou se houver sido outorgada opção ou mandato para este fim.

7.1.2. As vedações à negociação previstas nos Itens 7.1(a), 7.1.1(i), (ii) e (iii) vigorarão até a divulgação de Ato ou Fato Relevante nesse sentido, exceto se de outra forma decidido pelo Diretor de Relações com Investidores ou se a negociação de Valores Mobiliários da Companhia puder interferir nas condições dos negócios da Companhia, em prejuízo da Companhia ou de seus acionistas.

7.1.3. As vedações previstas neste Item 7.1 aplicar-se-ão também se as negociações forem realizadas de forma direta ou indireta pelas Pessoas Vinculadas e pelas Pessoas com Acesso à Informação Relevante, quer tais negociações se deem através de Sociedade Controlada, terceiros com quem for mantido contrato de fidúcia ou administração de carteira de ações.

7.1.4. As vedações à negociação estabelecidas nesta Política aplicam-se tanto às negociações realizadas em Bolsa de Valores e em mercado de balcão, organizado ou não, quanto às realizadas sem a interveniência de instituição integrante do sistema de distribuição.

7.2. A vedação à negociação prevista no Item 7.1(a) acima não se aplica à aquisição de ações de emissão da Companhia que se encontrem em tesouraria, através de negociação privada, decorrente do exercício de opção de compra de acordo com plano de outorga de opção de compra de ações aprovado em assembleia geral, ou quando se tratar de outorga de ações a administradores, empregados ou prestadores de serviços como parte de remuneração previamente aprovada em assembleia geral.

7.3. O Conselho de Administração não poderá deliberar sobre a aquisição ou a alienação de Valores Mobiliários da Companhia, caso tenha sido celebrado qualquer acordo ou contrato visando à transferência do Controle da Companhia (direto ou indireto), ou houver sido outorgada opção ou mandato para o mesmo fim, bem como existir a intenção vinculante de promover a incorporação, cisão total ou parcial, fusão, transformação ou reorganização societária envolvendo a Companhia, e enquanto a operação não for tornada pública por meio de divulgação de Ato ou Fato Relevante.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

7.4. A CVM poderá impor restrições à negociação de Valores Mobiliários da Companhia, nos termos da ICVM 400: (a) na hipótese de dispensa de registro ou de requisitos no caso de oferta pública de distribuição de Valores Mobiliários da Companhia; e (b) no contexto de uma oferta pública de distribuição de Valores Mobiliários da Companhia.

8. Vedação à Negociação por Determinação do Diretor de Relações com Investidores

8.1. As Pessoas Vinculadas e as Pessoas com Acesso à Informação Relevante não poderão negociar Valores Mobiliários da Companhia em qualquer data ou período determinado pelo Diretor de Relações com Investidores.

8.2. O Diretor de Relações com Investidores poderá determinar a permanência da restrição à negociação de Valores Mobiliários da Companhia após a divulgação de Ato ou Fato Relevante caso entenda que a negociação de Valores Mobiliários da Companhia possa causar prejuízo à Companhia ou aos seus acionistas.

8.3. Para os fins deste Item 8, as Pessoas Vinculadas e as Pessoas com Acesso à Informação Relevante receberão comunicado do Diretor de Relações com Investidores, ou de quem este indicar, informando as datas e/ou os períodos em que as Pessoas Vinculadas e as Pessoas com Acesso à Informação Relevante deverão abster-se de negociar Valores Mobiliários da Companhia. O Diretor de Relações com Investidores não está obrigado a divulgar o motivo da restrição, o qual será tratado confidencialmente pelos seus destinatários.

9.         Vedação à Negociação Indireta

9.1. As vedações às negociações de Valores Mobiliários da Companhia previstas no Item 7:

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Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

(a) aplicar-se-ão tanto às negociações realizadas em bolsa de valores e em mercado de balcão, organizado ou não, quanto às realizadas sem a interveniência de instituição integrante do sistema de distribuição; e

(b) estendem-se às negociações realizadas direta e indiretamente pelas pessoas nele referidas, quer tais negociações se deem através de sociedade controlada, quer através de terceiros com quem for mantido contrato de fidúcia ou administração de carteira de ações.

9.2. Não se consideram negociações indiretas aquelas realizadas por fundos de investimento de que sejam cotistas as Pessoas Vinculadas e Pessoas com Acesso à Informação Relevante, desde que tais fundos não sejam exclusivos, nem as decisões de negociação do administrador possam ser influenciadas pelos cotistas.

10.       Exceções às Vedações à Negociação

10.1. Além das exceções previstas nos itens 7.2.1 desta Política, as restrições contidas nesta Política não se aplicam, ainda, às negociações realizadas por fundos de investimento ou clube de investimentos de que sejam cotistas as Pessoas Vinculadas ou as Pessoas com Acesso à Informação Relevante, desde que:

(a)          os fundos de investimento ou clube de investimentos não sejam exclusivos;

(b)       as decisões de negociação do administrador ou gestor não possam ser influenciadas pelos cotistas; e

(c)       as pessoas em questão não participem da administração, da gestão ou do comitê de investimento.

11.       Informação sobre Negociações de Administradores e Pessoas Ligadas

11.1. Os Administradores, os Conselheiros Fiscais e os membros de Órgãos com Funções Técnicas ou Consultivas da Companhia deverão informar à Companhia a titularidade e a negociação de Valores Mobiliários da Companhia, seja em nome próprio, seja em nome de Pessoas Ligadas, bem como as alterações nessas posições, incluindo-se, neste caso, operações envolvendo aluguel de ações.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

11.2. A comunicação contendo as informações previstas no §3º do artigo 11, da ICVM 358, na forma do Anexo II desta Política, deverá ser encaminhada ao Diretor de Relações com Investidores e, por este, à CVM e à Bolsa de Valores.

11.3. A comunicação à Companhia deverá ser efetuada (i) no prazo de 5 dias após a realização de cada negócio; e (ii) no primeiro dia útil após a investidura no cargo. O Diretor de Relações com Investidores, por sua vez, deverá informar à CVM e às Bolsas de Valores no prazo de 10 dias, após o término do mês em que se verificarem as alterações das posições detidas, ou do mês que ocorrer a investidura no cargo das pessoas mencionadas acima, de forma individual e consolidada por órgão da Companhia.

11.4. As pessoas mencionadas no caput deste artigo devem apresentar, juntamente com a comunicação prevista no item 11.3(ii), relação contendo o nome e o número de inscrição no Cadastro Nacional de Pessoas Jurídicas ou no Cadastro de Pessoas Físicas das Pessoas Ligadas, sendo que qualquer alteração de tais informações deve ser prestada no prazo de até 15 (quinze) dias contados data da alteração.

12.       Informação sobre Negociações Relevantes

12.1. Os Acionistas Controladores, diretos ou indiretos, e os acionistas que elegerem membros do Conselho de Administração ou os Conselheiros Fiscais, bem como qualquer pessoa natural ou jurídica, consideradas isoladamente ou em grupo representando um mesmo interesse, que realizarem Negociações Relevantes devem enviar à Companhia comunicação imediatamente após ser alcançada referida participação, contendo as informações previstas no artigo 12 da ICVM 358.

12.2. Ressalvado o disposto no Item 12.3 abaixo, as obrigações previstas no Item 12.1 acima se estendem à aquisição ou alienação de quaisquer direitos sobre os Valores Mobiliários da Companhia, bem como à celebração de quaisquer instrumentos financeiros derivativos referenciados em Valores Mobiliários da Companhia, ainda que sem previsão de liquidação física, incluindo-se operações envolvendo aluguel de ações.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

12.3. Nas hipóteses previstas no Item 12.2 acima, devem ser observadas as seguintes regras:

(a)          os Valores Mobiliários detidos e aqueles referenciados por instrumentos financeiros derivativos de liquidação física serão considerados em conjunto para fins da verificação dos percentuais referidos na definição de Negociação Relevante;

(b)          os Valores Mobiliários referenciados por instrumentos financeiros derivativos com previsão de liquidação exclusivamente financeira serão computados independentemente dos Valores Mobiliários de que trata a alínea (a) deste Item 12.3 para fins de verificação dos percentuais referidos na definição de Negociação Relevante;

(c)          a quantidade de Valores Mobiliários referenciados em instrumentos derivativos que confiram exposição econômica às ações não pode ser compensada com a quantidade de Valores Mobiliários referenciados em instrumentos derivativos que produzam efeitos econômicos inversos; e

(d)          as obrigações previstas no Item 12.1  acima não se estendem a certificados de operações estruturadas – COE, fundos de índice de valores mobiliários e outros instrumentos financeiros derivativos nos quais menos de 20% (vinte por cento) de seu retorno seja determinado pelo retorno dos Valores Mobiliários da Companhia.

12.4. Nos casos em que a aquisição resulte ou que tenha sido efetuada com objetivo de alterar a composição do Controle ou a estrutura administrativa da Companhia, bem como nos casos em que a aquisição gere a obrigação de realização de oferta pública, nos termos da regulamentação aplicável, o adquirente deverá, ainda, promover a divulgação, no mínimo, pelos mesmos canais de comunicação habitualmente adotados pela Companhia, de aviso contendo as informações previstas nos incisos I a VI do caput do art. 12 da ICVM 358, nos termos do art. 3º, § 4º desta mesma ICVM.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

13.       Disposições Gerais

13.1. Cabe ao Diretor de Relações com Investidores verificar, diante da ocorrência de Ato ou Fato Relevante, o adequado cumprimento desta Política.

13.2. Sem prejuízo das sanções aplicáveis nos termos da legislação vigente, a serem aplicadas pelas autoridades competentes em caso de violação dos termos e procedimentos estabelecidos nesta Política, poderá o Diretor de Relações com Investidores, após consulta com as áreas internas cabíveis da Companhia, incluindo, mas não se limitando, ao setor de recursos humanos, tomar medidas disciplinares adicionais em relação ao infrator.

13.3. As disposições desta Política não elidem a responsabilidade, decorrente de prescrições legais e regulamentares, imputada a terceiros não diretamente ligados à Companhia.

13.4. O Conselho de Administração poderá, a qualquer tempo, promover alterações nesta Política, as quais serão prontamente comunicadas pelo Diretor de Relações com Investidores às Pessoas Vinculadas, às Pessoas com Acesso à Informação Relevante, à CVM, à SEC e à Bolsa de Valores, sendo aplicada a todos na data da ciência das alterações. Esta Política não poderá ser alterada na pendência de divulgação de Ato ou Fato Relevante.

13.5. Esta Política foi aprovada na 327ª reunião do Conselho de Administração, entrando em vigor a partir de 14 de dezembro de 2017.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

Anexo I

Termo de Adesão

Pelo presente instrumento, [inserir nome e qualificação], residente e domiciliado(a) em [endereço], inscrito(a) no Cadastro de Pessoas Físicas do Ministério da Fazenda (CPF) sob nº [inserir o número] e portador(a) da Cédula de Identidade RG nº [inserir o número e órgão expedidor], doravante denominado(a) simplesmente “Declarante”, na qualidade de [indicar o cargo, função ou relação com a Companhia] da Telefônica Brasil S.A., sociedade anônima de capital aberto com sede em São Paulo, Estado de São Paulo, na Av. Engenheiro Luiz Carlos Berrini, 1376, Bairro Cidade Monções, inscrita no Cadastro Nacional da Pessoa Jurídica do Ministério da Fazenda (CNPJ) sob nº 02.558.157/0001-62, doravante simplesmente denominada “Companhia”, vem por meio deste Termo de Adesão, acusar o recebimento de um exemplar e aderir integralmente às regras constantes na Política de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários da Telefônica Brasil S.A., a qual disciplina as práticas de divulgação, de Atos ou Fatos Relevantes e de negociação de Valores Mobiliários da Companhia, nos termos da ICVM 358, obrigando-se a pautar suas ações sempre em conformidade com tais regras. O(a) Declarante firma o presente documento em 2 (duas) vias de igual teor e forma.

São Paulo, [dia] de [mês] de [ano]

[inserir o nome do Declarante]

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Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

Anexo II

Modelo de Informativo de Negociações

FORMULÁRIO INDIVIDUAL

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Em ..../.......(mês/ano)

( ) ocorreram somente as seguintes operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002.

( ) não foram realizadas operações com valores mobiliários e derivativos, de acordo com o artigo 11 da Instrução CVM nº 358/2002, sendo que possuo as seguintes posições dos valores mobiliários e derivativos.

Denominação da Companhia:
Nome:			CPF:
Qualificação:
Saldo Inicial
Titularidade Própria
Valor Mobiliário/ Derivativo	Sociedade Emissora (1)	Características dos Títulos(2)	Quantidade	% de participação
				Mesma Espécie/ Classe	Total

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 327th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON DECEMBER 14, 2017

Titularidade do cônjuge e dependentes Nome e CPF:

Movimentações no Mês – discriminar cada operação de compra ou venda ocorrida no mês (dia, quantidade, preço e volume)
Valor Mobiliário/ Derivativo	Características dos Títulos (2)	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$) (3)

Saldo Final
Valor Mobiliário/ Derivativo	Sociedade Emissora (1)	Características dos Títulos(2)			Quantidade	% de participação
						Mesma Espécie/ Classe	Total

(1)  Telefônica Brasil S.A. e Controladas e Controladoras, direta ou indiretamente, que sejam companhias abertas

(2)  Emissão/série, conversível, simples, prazos, garantias, espécie/classe, etc.

(3)  Quantidade vezes preço.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	December 14, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director